Stan J.H. Lee, CPA
2160 North Central Rd Suite 203 ♦ Fort Lee ♦ NJ 07024
P.O. Box 436402♦ San Diego♦ CA 92143-6402
619-623-7799 ♦ Fax 619-564-3408 ♦ stan2u@gmail.com

To Whom It May Concerns:

The firm of Stan J.H. Lee, Certified Public Accountants, consents to the inclusion of our report of March 27, 2011, on the audited financial statements of Environmental Credits. Ltd., Inc. as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009 in any filings that are necessary now or in the near future with the U.S. Securities and Exchange Commission. The firm also consents to being deemed as expert in connection with this filing.

Very truly yours,

Stan J.H. Lee, CPA
March 27, 2011
Fort Lee, NJ 07024